Schering AG implements German Corporate Governance Code

Berlin, 18. December 2002 - Schering AG (FSE: SCH, NYSE: SHR) announced today that it will fully implement the recommendations of the Government Commission on the German Corporate Governance Code. The Executive Board and the Supervisory Board of Schering AG have issued the following initial statement on the recommendations of the Government Commission on the German Corporate Governance Code according to Section 161 of the German Stock Corporation Act:

"Schering AG complies with the recommendations of the Government
Commission on the German Corporate Governance Code."

"We support the implementation of the German Corporate Governance Code. The Code will play an important role to increase transparency in the stock market for the benefit of domestic and, in particular, international shareholders", said Dr Hubertus Erlen, Chairman of the Board of Executive Directors of Schering AG. "Schering's adherence to the SEC rules in accordance with the Sarbanes-Oxley Act is a further measure".
END
Additional information:
The German Corporate Governance Code presents essential statutory regulations for the management and supervision of German listed companies and contains internationally and nationally recognized standards for good and responsible governance.

The US federal legislation known as the Sarbanes-Oxley Act came into effect on July 30, 2002. It is implemented by the U.S. Securities and Exchange Commission SEC and aims to make management of corporations more transparent for shareholders, for example by identifying risk factors in a timely and verifiable manner.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de Investor Relations: Peter Vogt, T: +49-30-468 128 38;
peter.vogt@schering.de

Your contacts in the US:

Media Relations: Jane Kramer, T: +1-973-487 2246, jane_kramer@berlex.com Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng